SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3066

E-MAIL ADDRESS
JMERCADO@STBLAW.COM

VIA FEDEX

February 6, 2007

[redacted]

07020876

SUPPL

Mr. Elliot Staffen
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Banco Hipotecario S.A. (82-34946) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

PROCESSED
FEB 0 9 2007
THOMSON FINANCIAL

Dear Mr. Staffen,

On behalf of our client, Banco Hipotecario S.A. (the "Bank"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of note No. 29 to the Argentine Securities Commission ("ASC"), dated January 25, 2007;

2. English translation of note No. 42 to the ASC, dated as of January 31, 2007; and

3. English translation of press release issued by the Bank on February 2, 2007.

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (212-455-3066) if you have any questions or require any further information.

Sincerely,

Jaime Mercado

Enclosures

cc: Marcelo Icikson

[Letterhead of Banco Hipotecario.]

NOTE N° 29

Buenos Aires, January 25, 2007

MESSRS.
Argentine Securities Commission
25 de Mayo 175
City of Buenos Aires

Ref.: US$500,000,000 Global Euro Medium Term Note Program, US$2,000,000,000 Global Medium Term Note Program (the "Previous Programs"); and US$1,200,000,000 Global Medium Term Note Program (the "Current Program". Exchange of treasury Notes.

Ladies and Gentlemen,

In my capacity as attorney-in-fact of Banco Hipotecario S.A. ("BHSA"), this is to give you notice of the result of the repurchases of notes issued under the referred programs, made pursuant to the Italian tender offer, which expired on January 19, 2007.

The amounts accepted in that tender offer are as follows:

Series	Description	Face Value
Dollar Denominated Notes		
Series 1	10% due 2003	100,000
Total		**100,000**
Euro Denominated Notes		
Series 17	9% due 2002	15,000
Series 22	8.75% due 2002	125,000
Series 23	10.75% due 2004	1,127,000
Series 25	8% due 2005	2,147,913
Total		**3,414,913**

Below is a description of the total principal amounts outstanding of each of the Series issued under the referred programs:

- Notes issued under the US$2,000,000,000 Global Medium Term Note Program, approved by Decree N° 924/97:

- **Series 1:** US$9,102,000 (nine million one hundred and two thousand US dollars).

- **Series 4:** US$440,000 (four hundred and forty thousand US dollars)
- **Series 6:** US$150,000 (one hundred and fifty thousand US dollars)
- **Series 16:** US$8,705,000 (eight million seven hundred and five thousand US dollars)
- **Series 17:** EUR 610,000 (six hundred and ten thousand Euros)
- **Series 22:** all the notes were tendered and cancelled.
- **Series 23:** EUR3,427,000 (three million four hundred and twenty seven thousand Euros)
- **Series 24:** US$4,060,850 (four million sixty thousand eight hundred and fifty US dollars)
- **Series 25:** EUR 1,485,900 (one million four hundred eighty five thousand and nine hundred Euros)

- Notes issued under the US$500 million Global Euro Medium Term Note Program, approved by Decree N° 577/94, Decree N° 7/95 and Decree N° 139/96:

- **Series 3:** US$ 360,000 (three hundred sixty thousand US dollars).

Sincerely,

By: Banco Hipotecario S.A.
Gabriel SAIDÓN
Attorney-in-fact

[Letterhead of Banco Hipotecario]

NOTE No. 42

BUENOS AIRES, January 31, 2007

MESSRS.
ARGENTINE SECURITIES COMMISSION

In compliance with the provisions of Book 6, Chapter XXI, Sections 2 and 3 of the Regulations of the Argentine Securities Commission, this is to advise you that today this Bank was notified of the registration of the amendments to Sections 6 and 14 of its Bylaws with the Public Registry of Commerce, General Inspection of Corporations.

Accordingly, we inform you that Banco Hipotecario S.A. will take the necessary measures to cause the markets to take notice of the fact that, effective February 15 next, the par value of its shares will be Argentine pesos one ($1) instead of its current value of Argentine pesos ten ($10).

Sincerely,

(illegible signature)
ERNESTO VIÑES
ATTORNEY-IN-FACT
BANCO HIPOTECARIO S.A.

BANCO
Hipotecario

ANNOUNCEMENT
BANCO HIPOTECARIO S.A.
CHANGE IN THE PAR VALUE OF THE BANK'S SHARES

We are pleased to announce that having registered with the Public Registry of Commerce the amendment to Section 6 of Banco Hipotecario S.A.'s Bylaws pursuant to a resolution by the Bank's Extraordinary Shareholders' Meeting held on July 21, 2006 and having obtained the relevant approvals by the Argentine Securities Commission and the Buenos Aires Stock Exchange, as from February 15, 2007 the par value of the Bank's share shall effectively change from Peso 10 to Peso 1.

Therefore, the Bank's capital stock, currently amounting to Pesos one thousand five hundred million ($1,500,000,000) shall be represented by one thousand five hundred million (1,500,000,000) book-entry, common shares of Pesos one ($1) par value each.

Caja de Valores S.A. domiciled at 25 de Mayo 362 of the Autonomous City of Buenos Aires shall proceed to the relevant registrations and shall automatically credit the new values in the respective accounts.

We are also pleased to inform that each ADS (American Depositary Share) issued under Banco Hipotecario S.A.'s ADR Program, and currently representative of one (1) share, shall, as from February 15, 2007 be representative of ten (10) shares with a par value of Peso 1 each. To that end, The Bank of New York domiciled at 101 Barclay Street, New York NY 10286, USA, shall proceed with the relevant registrations.

Fdo. Ernesto M. VIÑES
Attorney-in-fact
Banco Hipotecario S.A.

END